Auburn Bancorp, Inc.
256 Court Street, P.O. Box 3157
Auburn, ME 04212

Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attention: David Lyon

Re:	Auburn Bancorp, Inc.
Registration Statement on Form S-1 (SEC File No. 333-149723)

Ladies and Gentlemen:

          With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Auburn Bancorp, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 4 p.m. (Eastern Daylight Time) on Tuesday, May 13, 2008, or as soon as practicable thereafter.

          The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The cooperation of the staff in meeting the timetable described above is very much appreciated.

          Please call Michelle L. Basil, Esq., of Nutter, McClennen & Fish, LLP, counsel to the Company, at (617) 439-2000 with any comments or questions regarding the Registration Statement or this request.

Very truly yours,

/s/ Allen T. Sterling

Allen T. Sterling
President and Chief Executive Officer
Auburn Bancorp, Inc.

cc:	Michelle L. Basil, Esq.
Nutter, McClennen & Fish, LLP

May 13, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Auburn Bancorp, Inc.
Registration Statement on Form S-1 (SEC File No. 333-149723)

Dear Sir or Madam:

          We hereby request acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Washington, D.C. time, May 13, 2008 or as soon thereafter as is practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Douglas L. Reidel

Douglas L. Reidel Managing Director

1732448.1